J. & W. Seligman & Co.
                                  Incorporated

                                                              April 22, 2002

Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

        Re:   Tri-Continental Corporation
              40 Act File No.:  811-0266
              33 Act File No.:  333-86414
              Delaying Amendment of Registration Statement on Form N-2

Dear Sir or Madam:

        Pursuant to Rule 473 under the Securities Act of 1933 (the "1933 Act"), the Tri-Continental Corporation (the "Corporation") hereby amends the Registration Statement on Form N-2 filed on April 17, 2002 (the "Registration Statement") on such date or dates as may be necessary to delay its effective date until the Corporation shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the 1933 Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

        Please call the undersigned at (212) 850-1613 with any questions or comments.


                                                              Very truly yours,

                                                              /s/Brian D. Simon

                                                              Brian D. Simon
                                                              Vice President
                                                              Law and Regulation


            100 Park Avenue, New York, New York 10017 (212) 850-1864